PREFERREDAPARTMENT | COMMUNITIES®

★ ★ ★ ★ ★

THIRD QUARTER 2012

Supplemental Financial Data

SUMMIT CROSSING A PREFERRED APARTMENT COMMUNITY   Suburban Atlanta, GA



Preferred Apartment Communities
3625 Cumberland Blvd, Suite 400
Atlanta, GA 30339
770.818.4100

www.pacapts.com

Table of Contents

Preferred Apartment Communities, Inc.

Preferred Apartment Communities, Inc. (NYSE MKT: APTS), or the Company, is a Maryland corporation formed primarily to acquire and operate multifamily properties in select targeted markets throughout the United States. As part of our business strategy, we may enter into forward purchase contracts or purchase options for to-be-built multifamily communities and we may make mezzanine loans, provide deposit arrangements, or provide performance assurances, as may be necessary or appropriate, in connection with the construction of multifamily communities and other properties. As a secondary strategy, we also may acquire or originate senior mortgage loans, subordinate loans or mezzanine debt secured by interests in multifamily properties, membership or partnership interests in multifamily properties and other multifamily related assets and invest not more than 10% of our total assets in other real estate related investments, as determined by our manager as appropriate for us. We have elected to be taxed as a REIT for U.S. federal income tax purposes, commencing with our tax year ended December 31, 2011.

Forward-Looking Statements

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Estimates of future earnings and performance are, by definition, and certain other statements in this Supplemental Financial Data Report may constitute, "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, achievements or transactions to be materially different from the results, performance, achievements or transactions expressed or implied by the forward looking statements. Factors that impact such forward looking statements include, among others, our business and investment strategy; legislative or regulatory actions; the state of the U.S. economy generally or in specific geographic areas; economic trends and economic recoveries; our ability to obtain and maintain debt or equity financing; financing and advance rates for our target assets; our leverage level; changes in the values of our assets; availability of attractive investment opportunities in our target markets; our ability to maintain our qualification as a real estate investment trust, or REIT, for U.S. federal income tax purposes; our ability to maintain our exemption from registration under the Investment Company Act of 1940, as amended; availability of quality personnel; our understanding of our competition; and market trends in our industry, interest rates, real estate values, the debt securities markets and the general economy.

Except as otherwise required by the federal securities laws, we assume no liability to update the information in this Supplemental Financial Data Report.

We refer you to the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the twelve months ended December 31, 2011 that was filed with the Securities and Exchange Commission, or SEC, on March 15, 2012, which discusses various factors that could adversely affect our financial results. Such risk factors and information may be updated or supplemented by our subsequent Form 10-Q and Form 8-K filings and other documents filed from time to time with the SEC.

Highlights of the third quarter 2012:

- Recorded Adjusted Funds From Operations Attributable to Common Stockholders, or AFFO, of $817,996 and net cash provided by operating activities of $1,225,510 for the three-month period ended September 30, 2012. Our AFFO results for this period reflect the negative impact of $323,918 paid for closing costs related to our $15.0 million revolving credit facility, partially offset by net mezzanine loan fees received of $168,813 that were generated from the use of the credit facility proceeds.[1]

- Closed on and partially funded two mezzanine construction loans and a land acquisition bridge loan totaling a maximum aggregate amount of approximately $27.5 million. At September 30, 2012, the aggregate funded amount of these loans was approximately $15.5 million. Two of the loans include an option to purchase the property once developed and stabilized.

- Other than with regard to our $15.0 million revolving credit facility, we continue to hold no debt at the Company or operating partnership levels, have no cross-collateralization of our real estate assets, and have no contingent liabilities at the Company or operating partnership levels with regard to our secured mortgage debt on our communities.

- Declared a quarterly dividend on our Common Stock of $729,699, or $0.14 per common share, which was paid on October 15, 2012 to all common stockholders of record as of September 28, 2012. This represents a 12% overall increase in our Common Stock dividend since our IPO and an annualized dividend growth rate of 9.6%.

- Declared and paid monthly dividends of $5.00 per share of our Series A Redeemable Preferred Stock, which totaled $163,059 for the three-month period ended September 30, 2012 and represents a 6% annual yield.

- Our net cash provided by operating activities was more than sufficient to fund our third quarter dividends on both our Common Stock and our Series A Redeemable Preferred Stock.

- On November 1, 2012, we declared a quarterly dividend on our Common Stock of $0.145 per common share, which is payable on January 15, 2013 to all common stockholders of record as of December 31, 2012.

AFFO guidance:

- We currently project AFFO to be in the range of $875,000 - $975,000 for the fourth quarter of 2012.[2]

[1] See Reconciliation of Funds From Operations Attributable to Common Stockholders and Adjusted Funds From Operations Attributable to Common Stockholders to Net Loss Attributable to Common Stockholders and Definitions of Non-GAAP Measures on pages 6 and 11.

[2] Guidance on projected dividend distributions and projected AFFO for the fourth quarter of 2012 excludes any proceeds from any additional shares of our Series A Redeemable Preferred Stock or other securities that we may issue and potential dividends to be paid on those securities.

Preferred Apartment Communities, Inc.
Consolidated Statements of Operations
(Unaudited)

	Three months ended		Nine months ended	
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Revenues:				
Rental revenues (See note 1)	$ 2,309,943	$ 2,250,514	$ 6,783,328	$ 3,942,177
Other property revenues	297,159	258,619	843,379	443,894
Interest income on loans and notes receivable	636,149	124,495	1,112,426	125,828
Total revenues	3,243,251	2,633,628	8,739,133	4,511,899
Operating expenses:				
Property operating and maintenance	598,037	579,992	1,790,523	1,016,793
Property management fees	104,320	100,519	304,827	175,572
Real estate taxes	191,262	181,484	558,170	324,630
General and administrative	41,394	51,436	132,496	86,821
Depreciation and amortization	905,988	3,623,732	2,800,404	6,425,841
Acquisition costs	-	18,272	912	1,680,432
Organizational costs	-	-	1,593	94,372
Insurance	45,001	37,748	129,664	66,426
Professional fees	71,246	72,952	241,559	304,702
Other	30,891	36,544	105,679	70,402
Total operating expenses	1,988,139	4,702,679	6,065,827	10,245,991
Operating income (loss)	1,255,112	(2,069,051)	2,673,306	(5,734,092)
Management fees	214,684	177,475	583,660	322,741
Insurance	41,377	39,069	124,132	128,247
Interest expense	615,300	537,591	1,688,957	972,233
Equity compensation to directors and executives	315,600	77,519	921,207	157,501
Other (income), net	(80,770)	(1)	(82,345)	(262)
Net income (loss)	148,921	(2,900,704)	(562,305)	(7,314,552)
Less consolidated net loss attributable to non-controlling interests	-	-	-	-
Net income (loss) attributable to the Company	148,921	(2,900,704)	(562,305)	(7,314,552)
Dividends to preferred stockholders	(163,059)	-	(242,744)	-
Earnings attributable to unvested restricted stock	(4,626)	(3,250)	(12,302)	(6,500)
Net loss attributable to common stockholders	$ (18,764)	$ (2,903,954)	$ (817,351)	$ (7,321,052)
Net loss per share of Common Stock attributable to common stockholders, basic and diluted	$ (0.00)	$ (0.56)	$ (0.16)	$ (2.17)
Weighted average number of shares of Common Stock outstanding, basic and diluted	5,178,822	5,146,845	5,169,467	3,375,384

Reconciliation of Funds From Operations Attributable to Common Stockholders and
Adjusted Funds From Operations Attributable to Common Stockholders
to Net Loss Attributable to Common Stockholders

		Three months ended:	
		9/30/2012	9/30/2011
Net income (loss) attributable to the Company	$	148,921	$ (2,900,704)
Less: Preferred stock dividends		(163,059)	-
Earnings attributable to unvested restricted stock		(4,626)	(3,250)
Net loss attributable to common stockholders		(18,764)	(2,903,954)
Add: Depreciation of real estate assets		900,307	961,446
Amortization of acquired intangible assets		-	2,656,351
Funds from operations attributable to common stockholders		**881,543**	**713,843**
Add: Acquisition costs		-	18,272
Non-cash equity compensation to directors and executives		315,600	77,519
Amortization of loan closing costs (See note 2)		48,487	21,445
Depreciation/amortization of non-real estate assets		5,681	5,935
Net mezzanine loan fees received (See note 3)		168,813	-
Less: Non-cash mezzanine loan interest income (See note 3)		(225,970)	(4,489)
Cash paid for loan closing costs (See note 2)		(323,918)	-
Normally recurring capital expenditures (See note 4)		(52,240)	(62,052)
Adjusted funds from operations attributable to common stockholders	**$**	**817,996**	**$ 770,473**
Common Stock dividends:			
Declared	$	729,699	$ 646,675
Per share	$	0.140	$ 0.125
Weighted average shares outstanding - basic and diluted [A]		5,178,822	5,146,845
Actual shares outstanding, including 33,046 and 26,000 unvested shares of restricted Common Stock at September 30, 2012 and 2011, respectively		5,212,139	5,173,399

[A] The dilutive effect of potential common stock equivalents was excluded from the calculation of weighted average shares outstanding because the Company recorded a net loss attributable to common stockholders for the three-month periods ended September 30, 2012 and 2011.

See Notes to Reconciliation of Funds From Operations Attributable to Common Stockholders and Adjusted Funds From Operations Attributable to Common Stockholders to Net Loss Attributable to Common Stockholders on page 7

Notes to Consolidated Statements of Operations and Reconciliation of Funds From Operations Attributable to Common Stockholders and Adjusted Funds From Operations Attributable to Common Stockholders to Net Loss Attributable to Common Stockholders

1) Rental and other property revenues and expenses for the nine-month period ended September 30, 2011 are comprised of activity from the dates of acquisition (April 15, 21, and 29, 2011, for Stone Rise, Summit Crossing, and Trail Creek, respectively) through the reporting date.

2) We incurred loan closing costs of $616,140 on our mortgage loans, which are secured on a property-by-property basis by the three acquired multifamily communities. In addition, we paid $323,918 in loan closing costs to secure our $15.0 million revolving line of credit. These loan costs are being amortized over the life of the respective loan, and the non-cash amortization expense is an addition to FFO in the calculation of AFFO. Neither we nor Preferred Apartment Communities Operating Partnership, L.P., our Operating Partnership, have any recourse liability in connection with any of the mortgage loans, nor do we have any cross-collateralization arrangements with respect to these assets, other than in connection with our revolving line of credit.

3) We receive loan fees and loan commitment fees in conjunction with the origination of certain real estate loans. These fees are then recognized as revenue over the life of the applicable loan as an adjustment of yield using the effective interest method. The total fees received, after the payment of acquisition fees to Preferred Apartment Advisors, LLC, our Manager, are additive adjustments in the calculation of AFFO. Correspondingly, the non-cash income recognized under the effective interest method is a deduction in the calculation of AFFO.

4) We deduct from FFO normally recurring capital expenditures that are necessary to maintain the communities' revenue streams. Excluded from the calculation of AFFO are non-recurring capital expenditures of $10,699 and $212,174 for the three-month periods ended September 30, 2012 and 2011, respectively.

See Definitions of Non-GAAP Measures on page 11.

Preferred Apartment Communities, Inc.
Consolidated Balance Sheets

	September 30, 2012	December 31, 2011
Assets		
Real estate		
Land	$ 13,052,000	$ 13,052,000
Building and improvements	60,281,597	60,268,867
Furniture, fixtures, and equipment	8,729,062	8,392,446
Construction In Progress	3,023	67,877
Gross real estate	82,065,682	81,781,190
Less: accumulated depreciation	(5,495,254)	(2,698,305)
Net real estate	76,570,428	79,082,885
Real estate loans	31,190,708	6,000,000
Total real estate and real estate loans, net	107,761,136	85,082,885
Cash and cash equivalents	2,496,308	4,548,020
Restricted cash	691,912	567,346
Notes receivable	930,544	-
Revolving line of credit to related party	345,200	-
Deferred interest receivable on real estate loans	318,296	-
Tenant receivables, net of allowance of $9,439 and $15,924	25,938	23,811
Deferred loan costs, net of amortization of $155,953 and $64,480	784,106	551,660
Deferred offering costs	2,677,192	1,388,421
Other assets	842,180	303,397
Total assets	$ 116,872,812	$ 92,465,540
Liabilities and equity		
Liabilities		
Mortgage notes payable	$ 55,637,000	$ 55,637,000
Accounts payable and accrued expenses	1,057,330	1,158,530
Revolving line of credit	15,000,000	-
Accrued interest payable	216,187	176,084
Dividends payable	787,761	646,916
Security deposits and prepaid rents	287,897	163,663
Other deferred income	299,013	65,446
Total liabilities	73,285,188	57,847,639
Commitments and contingencies		
Equity		
Stockholder's equity		
Series A Redeemable Preferred Stock, $0.01 par value per share; 150,000 shares authorized; 12,178 and 0 shares issued and outstanding at September 30, 2012 and December 31, 2011, respectively	122	-
Common Stock, $0.01 par value per share; 400,066,666 shares authorized; 5,179,093 and 5,149,325 shares issued and outstanding at September 30, 2012 and December 31, 2011, respectively	51,791	51,493
Additional paid in capital	53,359,638	43,828,030
Accumulated deficit	(9,823,928)	(9,261,623)
Total stockholders' equity	43,587,623	34,617,900
Non-controlling interest	1	1
Total equity	43,587,624	34,617,901
Total liabilities and equity	$ 116,872,812	$ 92,465,540

Preferred Apartment Communities, Inc.
Consolidated Statements of Cash Flows

	Nine months ended	
	September 30, 2012	September 30, 2011
Operating activities:		
Net loss attributable to the company	$ (562,305)	$ (7,314,552)
Reconciliation of net loss to net cash provided by (used in) operating activities:		
Depreciation expense	2,796,950	1,725,746
Amortization expense	3,454	4,700,095
Deferred fee income amortization	(41,236)	(4,489)
Deferred interest income on real estate loans	(318,296)	-
Deferred loan cost amortization	91,473	42,986
Equity compensation to executives and directors	921,207	157,501
Changes in operating assets and liabilities:		
(Increase) in tenant receivables	(2,127)	(35,680)
(Increase) in other assets	(338,579)	(175,621)
Increase in accounts payable and accrued expenses	291,743	483,797
Increase in accrued interest payable	40,103	153,892
Increase in security deposits	10,079	8,168
Increase (decrease) in prepaid rents	114,155	(8,055)
Increase in deferred income	16,275	-
Net cash provided by (used in) operating activities	3,022,896	(266,212)
Investing activities:		
Investments in real estate loans	(25,190,708)	(6,000,000)
Notes receivable issued	(1,580,544)	-
Notes receivable repaid	650,000	-
Draw on line of credit by related party	(590,233)	-
Repayments of line of credit by related party	245,032	-
Acquisition fees received on real estate loans	517,057	134,333
Acquisition fees paid on real estate loans	(258,528)	(60,000)
Refund of deposit on real estate investment	-	150,000
Acquisition of properties, net	-	(87,449,341)
Additions to real estate assets - improvements	(290,051)	(328,848)
Increase in restricted cash	(124,566)	(43,773)
Net cash used in investing activities	(26,622,541)	(93,597,629)
Financing activities:		
Proceeds from mortgage notes payable	-	55,637,000
Payments for mortgage loan costs	(309,500)	(616,139)
Payments on revolving lines of credit	-	(200,000)
Payments on non-revolving lines of credit	-	(1,240,000)
Proceeds from non-revolving lines of credit	15,000,000	434,102
Payments on note payable to related parties	-	(465,050)
Proceeds from sales of common stock, net of offering costs	-	46,117,662
Proceeds from sales of Units, net of offering costs	10,951,202	
Common Stock dividends declared and paid	(1,997,573)	(646,487)
Preferred Stock dividends declared and paid	(184,552)	
Payments for deferred offering costs	(1,911,644)	(133,369)
Net cash provided by financing activities	21,547,933	98,887,719
Net (decrease) increase in cash and cash equivalents	(2,051,712)	5,023,878
Cash and cash equivalents, beginning of period	4,548,020	22,275
Cash and cash equivalents, end of period	$ 2,496,308	$ 5,046,153
Supplemental cash flow information:		
Cash paid for interest	$ 1,636,010	$ 775,093
Supplemental disclosure of non-cash activities:		
Accrued capital expenditures	$ 26,967	$ 27,982
Dividends payable - common	$ 729,699	$ 646,675
Dividends payable - preferred	$ 58,061	$ -
Accrued deferred offering costs	$ 291,329	$ 554,496
Reclass of offering costs from deferred asset to equity	$ 31,158	$ -
Reclass deferred offering cost to receivable	$ 234,679	$ -

Real Estate Loans

The following table presents details of our loan portfolio as of September 30, 2012:

Project/Property	Location		Units to be completed	Loan balance at September 30, 2012	Total loan commitments	Purchase option window Begin	End	Purchase option price
Trail II	Hampton, VA		96	$ 6,000,000	$ 6,000,000	4/1/2014	6/30/2014	$ 17,825,600
Summit II	Suburban Atlanta, GA		140	6,103,027	6,103,027	10/1/2014	2/28/2015	19,254,155
Iris	Suburban Tampa, FL	(1)	-	3,636,496	3,693,471	N/A	N/A	N/A
City Park	Charlotte, NC		284	5,070,511	10,000,000	11/1/2015	3/31/2016	30,945,845
City Vista	Pittsburgh, PA		272	5,640,266	12,153,000	2/1/2016	5/31/2016	43,560,271
Madison	Rome, GA	(2)	-	4,740,408	5,360,042	N/A	N/A	N/A
			792	$ 31,190,708	$ 43,309,540			

(1) Iris is a land acquisition bridge loan.

(2) Madison is a planned major grocery store anchored retail development project, which was 92% pre-leased at September 30, 2012. All other loans pertain to developments of multifamily communities.

Capital Expenditures

We regularly incur capital expenditures related to our owned properties. Capital expenditures may be nonrecurring and discretionary, as part of a strategic plan intended to increase a property's value and corresponding revenue-generating power, or may be normally recurring and necessary to maintain the income streams and present value of a property. Certain capital expenditures may be budgeted and reserved for upon acquiring a property as initial expenditures necessary to bring a property up to our standards or to add features or amenities that we believe make the property a compelling value to prospective residents in its individual market. These budgeted nonrecurring capital expenditures in connection with an acquisition are funded from the capital source(s) for the acquisition and are not dependent upon subsequent property operational cash flows for funding.

For the three-month period ended September 30, 2012, our capital expenditures were:

	Summit	Trail	Rise	Total
Nonrecurring capital expenditures:				
Budgeted at property acquisition	$ 1,688	$ -	$ 6,011	$ 7,699
Other nonrecurring capital expenditures	-	-	3,000	3,000
Total nonrecurring capital expenditures	1,688	-	9,011	10,699
Normally recurring capital expenditures	22,118	18,767	11,355	52,240
Total capital expenditures	$ 23,806	$ 18,767	$ 20,366	$ 62,939

Physical and Average Economic Occupancy

As of September 30, 2012, our aggregate physical occupancy was 96.6% and for the three-month period ended September 30, 2012, our average economic occupancy was 93.6% and our average physical occupancy was 95.7%. We define physical occupancy as the number of units occupied divided by total apartment units. We calculate average economic occupancy by dividing gross potential rent less vacancy losses, model expenses, bad debt expenses and concessions by gross potential rent.

Definitions of Non-GAAP Measures

Funds From Operations Attributable to Common Stockholders ("FFO")

Analysts, managers, and investors have, since the first real estate investment trusts were created, made certain adjustments to reported net income amounts under U.S. GAAP in order to better assess these vehicles' liquidity and cash flows. FFO is one of the most commonly utilized Non-GAAP measures currently in practice. In its 2002 *"White Paper on Funds From Operations",* which was revised in 2004, the National Association of Real Estate Investment Trusts, or NAREIT, standardized the definition of how Net income/loss should be adjusted to arrive at FFO, in the interests of uniformity and comparability. The NAREIT definition of FFO (and the one reported by the Company) is:

Net income/loss:
- Excluding impairment charges on and gains/losses from sales of depreciable property;
- Plus depreciation and amortization of real estate assets; and
- After adjustments for unconsolidated partnerships and joint ventures

Not all companies necessarily utilize the standardized NAREIT definition of FFO, and so caution should be taken in comparing the Company's reported FFO results to those of other companies. The Company's FFO results are comparable to the FFO results of other companies that follow the NAREIT definition of FFO and report these figures on that basis. We believe FFO is useful to investors as a supplemental gauge of our operating results. FFO is a non-GAAP measure that is reconciled to its most comparable GAAP measure, which the Company believes to be net income/loss available to common stockholders.

Adjusted Funds From Operations Attributable to Common Stockholders ("AFFO")

AFFO makes further adjustments to FFO results in order to arrive at a more refined measure of operating and financial performance. There is no industry standard definition of AFFO and practice is divergent across the industry. The Company calculates AFFO as:

FFO, plus:
- Acquisition costs;
- Organization costs;
- Non-cash equity compensation to directors and executives;
- Amortization of loan closing costs;
- REIT establishment costs;
- Depreciation and amortization of non-real estate assets; and
- Net loan origination fees received;
Less:
- Non-cash mezzanine loan interest income;
- Cash paid for loan closing costs; and
- Normally recurring capital expenditures

AFFO figures reported by us may not be comparable to those reported by other companies. Investors are cautioned that AFFO excludes acquisition costs which are generally recorded in the periods in which the properties are acquired (and often preceding periods). We utilize AFFO to gauge the results of the operating performance of our portfolio of real estate assets. We believe AFFO is useful to investors as a supplemental gauge of our operating performance and is useful in comparing our operating performance with other real estate companies that are not as involved in ongoing acquisition activities.

AFFO is a useful supplement to, but not a substitute for, its closest GAAP-compliant measure, which we believe to be net income/loss available to common stockholders.

For further information:

Leonard A. Silverstein
President and Chief Operating Officer
Preferred Apartment Communities, Inc.
lsilverstein@pacapts.com
+1-770-818-4147



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